

Mail Stop 3233

May 21, 2018

Via E-mail
Mr. Philip R. Mays
Chief Financial Officer
Cedar Realty Trust, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765

> **Re: Cedar Realty Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 12, 2018**
> **Form 8-K**
> **Filed May 3, 2018**
> **File No. 001-31817**

Dear Mr. Mays:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K

Exhibit 99.1

1. We note that you have presented Additional Disclosures (Pro-Rata Share) in your supplemental financial information. Please revise your disclosure to elaborate upon the context in which these measures are presented. Your disclosure should address whether the measures represent 1) your pro rata share of unconsolidated investments, 2) your consolidated results combined with your pro rata share of unconsolidated investments, or 3) are calculated in some other manner. If the measures are all derived from investments in unconsolidated joint ventures, please include disclosure acknowledging that you do not control the joint ventures and that the presentation of these assets, liabilities, revenues and/or expenses do not represent your legal claim to these items. In addition, please

include a statement describing the usefulness of and limitations as to the use of such measures to investors. Provide us with your proposed disclosure to the extent that you intend to include Additional Disclosures (Pro-Rata Share) in future filings.

2.   We note that you present Same-Property NOI, but have not reconciled this non-GAAP financial measure to the most directly comparable GAAP measure. Please include the reconciliation required by Item 10(e)(1)(i)(B) of Regulation S-K to the extent this measure is presented in future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524, or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities